Dejour Reports Q2 2015 Results

Records Positive Cash Flow from Operations with 71% Increase in Oil Production
Flagship Kokopelli Project 8-Well Completion Program Underway

Vancouver, B.C. August 11, 2015 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its financial results for the three and six month periods ended June 30, 2015.

Q2 2015 Key Financial and Operating Highlights:

1.

Secured $4.5 million in bridge financing from a Director and Officer ($2.5 million) and a company associated with the Director and Officer ($2.0 million), the net proceeds from which were applied to fund the Company’s estimated 2015 capital expenditures,

2.	Increased oil and natural gas liquids production during Q2 2015 by 71% to 329 BOE/d for the three months ended June 30, 2015 from production of 193 BOE/d for the comparative period in 2014; and

3.

Finalized construction of major production facilities at Kokopelli in the Piceance Basin of Colorado and prepaid the $3.6 million in “Authorizations for Expenditure” to fund the Company’s 25% share of well completion costs for the 8 drilled and cased wells and prepare for the commencement of production.

CORPORATE SUMMARY – THREE AND SIX MONTHS ENDED JUNE 30, 2015

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2015	2014	Change	2015	2014	Change
Production
Oil and natural gas liquids (bbls/d)	329	193	71%	287	179	60%
Natural gas (mcf/d)	1,109	2,209	-50%	1,363	2,250	-39%
Combined (BOE/d)	514	561	-8%	514	554	-7%

Realized sales prices (1)
Oil and natural gas liquids ($/bbl)	64.22	87.76	-27%	58.15	90.39	-36%
Natural gas ($/mcf)	2.26	5.27	-57%	2.43	6.05	-60%

Operating expenses (2)
Oil operations ($/bbl)	13.02	28.10	-54%	17.03	25.59	-33%
Natural gas operations ($/mcf)	3.13	4.55	-31%	3.54	3.82	-7%

Operating netback (3)
Oil operations ($/bbl)	38.70	44.23	-13%	30.28	49.31	-39%
Natural gas operations ($/BOE)	-5.83	-0.80	633%	-7.03	6.74	-204%

General and administrative expenses ($/BOE)	11.03	15.24	-28%	12.90	16.13	-20%

Notes:

(1)	Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)

Decrease resulted from the allocation of fixed operating costs over a higher oil production volume. This was offset by the costs associated with the reactivation of one of the gas wells at Drake/Woodrush and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

(3)	Decline due to the reduction in oil and natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2015	2014	Change	2015	2014	Change

Revenue	2,152	2,597	-17%	3,622	5,382	-33%
Royalties	384	442	-13%	577	953	-39%

Cash flow (1)	490	-32	1,631%	69	355	-81%
Cash flow per share (basic)	0.00	-0.00	0%	0.00	0.00	0%
Cash flow per share (diluted)	0.00	-0.00	0%	0.00	0.00	0%

Net income (loss)	-503	730	-169%	-1,672	-2,252	-26%
Basic ($/common share)	-0.00	0.00	0%	-0.01	-0.01	0%
Diluted ($/common share)	-0.00	0.00	0%	-0.01	-0.01	0%

Capital expenditures, net of dispositions	572	503	14%	1,861	1,339	39%

Weighted average common shares outstanding (thousands)
Basic	182,402	163,839	11%	182,402	159,682	14%
Diluted	182,402	209,607	-13%	182,402	159,682	14%

Debt, net of working capital				5,467	4,381	25%

Note:

(1)

“Cash flow” is a non-GAAP measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended		Six months ended
	June 30,		June 30,
(CA$ thousands)	2015	2014	2015	2014

Cash flows from (used in) operating activities	295	(482)	96	55
Change in operating working capital	195	450	(27)	300
Cash flow	490	(32)	69	355

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com